(WRL LETTERHEAD)

Via EDGAR

October 15, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 11
Western Reserve Life Assurance Company of Ohio
WRL Series Life Account
WRL Xcelerator (File No. 333-107705/811-4420)

Filer CIK No.: 0000778209

Dear Mr. Ruckman:

This letter is in response to the Staff’s comments regarding the registrant’s 485(a) filing (Post-Effective Amendment No. 9) with the Commission on July 1, 2008. The Staff requested a supplemental response for two items included in the comments. We are submitting our supplemental response via an EDGAR Correspondence filing. For your convenience, each comment requiring a supplemental answer is stated below, followed by the Registrant’s response. All other comments provided by the Staff were addressed in the Registrant’s Post-Effective Amendment No. 11 filing that was submitted earlier today.

COMMENT:

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.

Response:

The Company is primarily responsible for any associated guarantees with the Policy.

COMMENT:

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:

The name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification – WRL Xcelerator.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions regarding our responses.

Sincerely,

/s/ Arthur D. Woods
Arthur D, Woods
Vice President and Senior Counsel

cc:	Mary Jane Wilson-Bilik, Esq.